Exhibit 99.1

Olink to participate in the 41st Annual JP Morgan Healthcare Conference

UPPSALA, Sweden, December 29, 2022 -- Olink Holding AB (publ) (“Olink”) (Nasdaq: OLK), today announced its participation in the 41st Annual JP Morgan Healthcare Conference.

Company management will present on Wednesday, January 11th, 2023 at 7:30 am PT.

A live and archived webcast of the event will be available on the “Events” section of the Company’s website at https://investors.olink.com/news-events/events.

About Olink
Olink Holding AB (publ) (Nasdaq: OLK) is a company dedicated to accelerating proteomics together with the scientific community, across multiple disease areas to enable new discoveries and improve the lives of patients. Olink provides a platform of products and services which are deployed across major biopharmaceutical companies and leading clinical and academic institutions to deepen the understanding of real-time human biology and drive 21st century healthcare through actionable and impactful science. The Company was founded in 2016 and is well established across Europe, North America, and Asia. Olink is headquartered in Uppsala, Sweden.

IR contact
Jan Medina, CFA
VP Investor Relations & Capital Markets
Mobile: +1 617 802 4157
jan.medina@olink.com

Media contact
Andrea Prander
Corporate Communications Manager
Mobile: +46 768 775 275
andrea.prander@olink.com